Grupo Financiero/Galicia

"Company not adhered to the Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering"
CUIT 30-70496280-7

                                                  Buenos Aires, December 4, 2006

Buenos Aires Stock Exchange

                                                  Ref.: Significant Information

Dear Sirs,

     In compliance with the provisions set forth by your regulations, we are writing to you in order to inform that Banco de Galicia y Buenos Aires S.A. has informed us that it has submitted the note enclosed herein to said Stock Exchange.

     Yours faithfully,

                                                  PABLO E. FIRVIDA
                                                    In charge of
                                                  Market Relations
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BANCO DE GALICIA Y BUENOS AIRES S.A.
                                                  Buenos Aires, December 4, 2006

Buenos Aires Stock Exchange

                                                  Ref.: Significant Event

Dear Sirs,

     We are writing in order to inform you that on December 1st, 2006, the Argentine Central Bank has credited in favour of Banco de Galicia y Buenos Aires S.A. the amount of government securities BODEN 2012 with USD 1,154,955,400 face value at 75% of residual value and USD in cash for 406,775,292 corresponding to past due interests and amortizations resulting from a partial compensation of a net negative foreign currency position as of December 31, 2001, in compliance with the provisions set forth by decree number 905/02, sections 28 and 29 (Hedge Bonds).

Consequently, Banco Galicia proceeded to cancel the advance granted by the Argentine Central Bank for the payment of the price of these Hedge Bonds applying government securities Bogar and Secured Loans with Ps. 1,111,641,300 face value and Ps.69,250 face value respectively and cash by Ps. 1,369,663,645.

It is worth mentioning that the completion of this compensation and the full reception of the Hedge Bonds will release government securities BOGAR for Ps. 392,818,400 face value that were allocated as guaranties. This fact will cause a valuation adjustment according to Communique "A" 3.911 and its complementary regulations, generating a reduction in the Bogar book value of approximately Ps.109,2 million.

Additionally, we inform you that it is still pending the approval from the Argentine Central Bank and the National Securities Commission of the capital increase of the Bank of up to 100 million shares that, according to the parameters established by the Shareholders Meeting, would represent a Bank shareholders' equity increase of approximately Ps. 300 million.

     Yours faithfully,

                                                  Patricia M. Lastiri
                                                     In charge of
                                                   Market Relations